

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Dean Y. Shigemura
Chief Financial Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, HI 96813

      Re: Bank of Hawaii Corporation
              Form 10-K for Fiscal Year Ended December 31, 2022
              File No. 001-06887

Dear Dean Y. Shigemura:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Finance

cc: Patrick M. McGuirk, Esq.